BLUE FOUNDRY BANCORP

19 Park Avenue

Rutherford, New Jersey 07070

May 12, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Blue Foundry Bancorp
Registration Statement on Form S-1 (Registration Number 333-254079)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Blue Foundry Bancorp, a Delaware corporation (the “Company”), hereby requests that the Company’s Registration Statement on Form S-1 be declared effective on May 14, 2021 at 4:00 p.m., or as soon thereafter as is practicable.

Please contact Marc Levy of Luse Gorman, PC at (202) 274-2009 if you have any questions concerning this matter.

Very truly yours,

/s/ James D. Nesci
James D. Nesci
President and Chief Executive Officer